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                                                               EXHIBIT (a)(1)(C)

[BELL MICROPRODUCTS LOGO]

To:           All Holders of Bell Microproducts Stock Options

From:         Don Bell

Subject:      Exchange of Certain Underwater Stock Options for Restricted Stock

Date:         November 25, 2002

              Sent Via Email

The purpose of this letter is to inform you of a program soon to be offered to officers and employees who hold certain "underwater" stock options. Even though some of our stock option holders do not have any options that are eligible for this program, we feel that everyone who has stock options should know about the program. There are a number of officers and employees who now have stock options with exercise prices that are significantly above the current fair market value of our stock. The program being announced includes the stock options that have an exercise price of $11.75 and above. Over the next several days we will be sending official written communication and other documents to officers and employees who have options that are eligible for this program.

For some time, our board of directors and senior management have been focusing on how to best keep officers and employees motivated and rewarded in light of lower stock prices and the more difficult business climate. We have concluded that it is in the best interests of our officers and employees to implement this program, in spite of the earnings charge that granting restricted stock units creates.

The exchange program consists of the following elements:

     - Officers and Employees who hold stock options with an exercise price of $11.75 or greater may voluntary elect to exchange these options for restricted stock unit awards (see the description of restricted stock units below). Any officer or employee electing to exchange such options will also be required to exchange all options granted on or after May 26, 2002 (regardless of the exercise price)
     - The restricted stock units will be granted on a ratio of 1 restricted stock unit for each 3 cancelled stock options.
     - The vesting period for the restricted stock units is 25% per year over four years.

Restricted Stock Unit Description
Each restricted stock unit represents the right to automatically receive 1 share of our common stock as the unit vests. There is no exercise price as in the case of a stock option. When vesting occurs for each unit, our transfer agent will issue, in the employee's name, shares of Bell Microproducts Inc. common stock. The employee may then choose to keep the shares or sell them, subject to "insider trading" restrictions. Taxes are due when each unit vests.

If you have any questions, feel free to contact either Dick Jacquet at (408) 467-2760 or Linda Teague at (408) 451-1617.